FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                         Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                          GRANITE MORTGAGES 04-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                               Croydon CR9 1TO,
                                United Kingdom
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                             22 Grenville Street,
                          St Helier, Jersey JE4 8PX,
                                Channel Islands
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

     On May 26, 2004, Granite Mortgages 04-2 plc issued and sold certain notes under Registration Statement No. 333-113382. All material contracts in respect of that issuance that have not already been filed with the Securities and Exchange Commission in final form are annexed hereto as Annex A.



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

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       GRANITE MORTGAGES 04-2 PLC

                                       By: L.D.C. Securitisation Director No. 1
                                       Limited


                                       By:   /s/ Sharon Tyson
                                             ---------------------------------
                                       Name:   Sharon Tyson

                                       Title:  Director
Date: June 29, 2004

                                       GRANITE FINANCE FUNDING LIMITED


                                       By:    /s/ Jonathan Rigby
                                             ---------------------------------
                                       Name:   Jonathan Rigby

                                       Title:  Director
Date: June 29, 2004

                                       GRANITE FINANCE TRUSTEES LIMITED


                                       By:    /s/ Daniel Le Blancq
                                             ---------------------------------
                                       Name:   Daniel Le Blancq

                                       Title:  Director
Date: June 29, 2004



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                                             ANNEX A

                                          Exhibit index

Exhibit No.    Description of Exhibit                                     Sequential Page Number
------------------------------------------------------------------------------------------------
1.1            Underwriting Agreement
4.1            Intercompany Loan Confirmation (Granite 04-2)
4.2            Ninth Deed of Amendment to Mortgages Trust Deed
               Ninth Amended and Restated Mortgages Trust Deed
4.3            Deed of Charge (Granite 04-2)
4.4            Deed of Accession to Funding Deed of Charge
4.5.1          Trust Deed (Granite 04-2)
4.5.2          Terms and Conditions of the Notes
4.6            Paying Agent and Agent Bank Agreement (Granite 04-2)
4.7            Fifth Deed of Amendment to Cash Management Agreement
               Fifth Amended and Restated Cash Management Agreement
4.8            Cash Management Agreement (Granite 04-2)
4.9            Post-Enforcement Call Option Agreement (Granite 04-2)
4.10           Fifth Deed of Amendment to Administration Agreement
               Fifth Amended and Restated Administration Agreement
10.1           Basis Rate Swap Agreement (Granite 04-2)
10.2.1         Dollar Currency Swap Agreement for Series 1 Class A1 Notes (Granite 04-2)
10.2.2         Dollar Currency Swap Agreement for Series 1 Class A2 Notes (Granite 04-2)
10.2.3         Dollar Currency Swap Agreement for Series 1 Class B Notes (Granite 04-2)
10.2.4         Dollar Currency Swap Agreement for Series 1 Class M Notes (Granite 04-2)
10.2.5         Dollar Currency Swap Agreement for Series 1 Class C Notes (Granite 04-2)
10.3.1         Euro Currency Swap Agreement for Series 2 Class A1 Notes (Granite 04-2)
10.3.2         Euro Currency Swap Agreement for Series 2 Class B Notes (Granite 04-2)
10.3.3         Euro Currency Swap Agreement for Series 2 Class M Notes (Granite 04-2)
10.3.4         Euro Currency Swap Agreement for Series 2 Class C Notes (Granite 04-2)
10.4           Start-up Loan Agreement (Granite 04-2)
10.5.1         Eighth Deed of Amendment to Master Definitions Schedule
               Eighth Amended and Restated Master Definitions Schedule
10.5.2         Master Definitions Schedule (Granite 04-2)
10.6.1         Corporate Services Agreement (Granite 04-2)
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